# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BRC Group Holdings, Inc., CIK 0001464790
CUSIP: 05580M108
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 11100 Santa Monica Blvd, Suite 800, Los Angeles, California (CA), 90025
Date of event which requires filing of this statement: 02/13/2026
Filed by CIK 0001207269
Persons authorized to receive notices and communications: Bryant R. Riley, 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California (CA), 90025, 818 884-3737

## Reporting persons
- Bryant R. Riley (CIK 0001207269): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 6,985,856; shared voting power 0; sole dispositive power 6,985,856; shared dispositive power 0; aggregate amount beneficially owned 6,985,856 (22.4% of the class)
  Comment: Percent of class is calculated based on a total of 31,218,670 Shares (as defined below) of the Issuer outstanding as of February 10, 2026, which is the total number of Shares outstanding as reported in the Issuer's Form S-1filed with the SEC on February 10, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: BRC Group Holdings, Inc.
Address of issuer's principal executive offices: 11100 Santa Monica Blvd, Suite 800, Los Angeles, California (CA), 90025
Comment: This Amendment No. 5 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on June 30, 2014, as amended by the Amendment No. 1 filed with the SEC on August 16, 2024, the Amendment No. 2 filed with the SEC on October 30, 2024, the Amendment No. 3 filed with the SEC on March 3, 2025 and the Amendment No. 4 filed with the SEC on April 11, 2025 (as so amended, the "Schedule 13D"), relating to the Common Stock, par value $0.0001 per share (the "Common Stock" or "Shares"), of BRC Group Holdings, Inc., a Delaware corporation (the "Issuer" or the "Company"). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Bryant R. Riley beneficially owns 6,985,856 shares of Common Stock, representing 22.4% of the Issuer's Common Stock outstanding, based on a total of 31,218,670 Shares of the Issuer outstanding as of February 10, 2026, which is the total number of Shares outstanding as reported in the Issuer's Form S-1 filed with the SEC on February 10, 2026. Bryant R. Riley may be deemed to indirectly beneficially own 199,069 shares of Common Stock representing 0.7% of the Issuer's Common Stock outstanding on February 19, 2025, of which (i) 17,538 are held as sole custodian for the benefit of Abigail Riley, (ii) 17,538 are held as sole custodian for the benefit of Charlie Riley, (iii) 17,537 are held as sole custodian for the benefit of Eloise Riley, (iv) 17,538 are held as sole custodian for the benefit of Susan Riley, and (v) 128,918 are held by BRC Group Holdings, Inc. 401(k) Profit Sharing Plan FBO Bryant R. Riley.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days: There were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to the date hereof.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial 13D is hereby amended and restated as follows: As previously disclosed by the Company in its Schedule 14A filed with the SEC on May 10, 2024, Bryant R. Riley pledged as collateral a portion of his shares of Common Stock in favor of Axos Bank pursuant to the terms of a Credit Agreement, dated as of March 19, 2019, as amended from time to time and most recently on March 27, 2025, by and between Mr. Riley and Axos Bank (the "Credit Agreement') and a Pledge Agreement, dated as of the same date, executed and delivered by Mr. Riley in favor of Axos Bank (as amended from time to time, the "Pledge Agreement"). As previously disclosed by Mr. Riley in Amendment No. 2 to the Initial 13D, following the entry into the Credit Agreement and the Pledge Agreement, Mr. Riley and Axos Bank entered into multiple amendments to both of those agreements, and Mr. Riley pledged additional shares of Common Stock in favor of Axos Bank, including an initial 4,024,714 shares of Common Stock upon initially entering into the Credit Agreement and Pledge Agreement in March 2019 and additional shares in favor of Axos Bank on multiple occasions for a total of 5,804,124 shares of Common Stock as of the date of Amendment No. 2 to the Initial 13D and as of April 9, 2025. The shares of Common Stock pledged by Mr. Riley constitutes only a portion of the collateral security under the Credit Agreement. The March 27, 2025 amendment to the Credit Agreement (the "Ninth Amendment") modified the amount of credit available under the revolving credit line to $21,407,944 (the "Loan Amount") and extended the Maturity Date to April 1, 2026.

Using proceeds from a private sale of shares reported on his Schedule 13D for Babcock & Wilcox Enterprises, Inc. reported on the date hereof, Bryant Riley repaid $10,398,438 of the Loan Amount ("Debt Paydown"). The Debt Paydown resulted in the release of 53.7% of shares of Common Stock pledged to Axos pursuant to the Credit Agreement (totaling 3,122,537 shares of Common Stock) and Mr. Riley anticipates that the remaining shares of Common Stock pledged to Axos will be released within the next thirty days.

## Signatures
- Bryant R. Riley: /s/ Bryant R. Riley, Bryant R. Riley (02/13/2026)